

Mail Stop 3030

June 1, 2010

Brandon C. Bethards
President and Chief Executive Officer
The Babcock & Wilcox Company
The Harris Building
13024 Ballantyne Corporate Place, Suite 700
Charlotte, NC 28277

> **Re: The Babcock & Wilcox Company**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 19, 2010**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed May 21, 2010**
> **File No. 001-34658**

Dear Mr. Bethards:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Brandon C. Bethards
The Babcock & Wilcox Company
June 1, 2010
Page 2

Amendment No. 2 to Registration Statement on Form 10

Management's Discussion and Analysis…, page 58

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009
- Power Generation Systems, page 65

1. We reference your discussion on pages 65 and 68 that the reductions in orders
    booked followed a Federal Appeals Court's overturning of the Clear Air Interstate
    Rule, the Clean Air Mercury Rule and the Industrial Boiler Rule on Maximum
    Achievable Control Technology. You further indicate that the overturning of
    these rules and regulations, along with the uncertainty of any new legislation or
    replacement rules or regulations, has caused many of your major customers,
    principally electric utilities, to delay making substantial capital expenditures for
    new plants, as well as upgrades to existing power plants. Please revise to discuss
    the impact that this is expected to have on your future operations.

Interim Financial Statements

Note 1 – The Company, Basis of Presentation and Principles of Combination, page F-61

2. Please revise to include an affirmative statement that the interim financial
    statements include all adjustments that, in the opinion of management, are
    necessary in order to make the financial statements not misleading. Refer to
    instruction 2 to Rule 10-01(b)(8) of Regulation S-X.

Exhibits

3. Please tell us where you included:
    *   The schedules referenced in exhibits 10.3 and 10.4;
    *   The exhibits referenced in exhibits 10.5, 10.6, and 10.7;
    *   The exhibits missing from exhibit 10.16; and
    *   The schedules missing from exhibit 10.17.

    As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc: Ted W. Paris, Esq.
       Baker Botts L.L.P.